May 30, 2023

Kristin Lochhead

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, D.C. 20549

RE: Rayont Inc.’s Response to the Staff Letter dated on May 19, 2023.

Dear Kristin,

Please find Rayont Inc.’s response to the questions and concerns raised by the Staff.

Form 10-Q for the Quarterly Period Ended December 31, 2022 and Form 10-K for the Fiscal Year Ended June 30, 2022

Question no.1- We defer our review of the response to our comments 1-9 and 11-12 in our letter dated April 24, 2023 until the amendments are filed.

Answer from Rayont Inc:

We note your comment and appreciate the Staff of SEC understanding on the matter.

Question no.2- We reference the response to prior comment 14 from our letter dated April 24, 2023. We see the disclosure in the Form 8-K; however, you should revise the Form 10-Q to also clearly disclose a summary of the repayment schedule and terms of the receivables recorded in your financial statements related to the sale of Rayont International’s exclusive license and also disclose, if true, that the consideration is not variable.

Answer from Rayont Inc:

We note your comment and shall amend the Form 10-K ended June 30, 2022 and the following Form 10-Q accordingly and include the required the information by the Staff of the SEC.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Unaudited Consolidated Financial Statements for the Three and Nine Months Ended March 31, 2023

Note 20. Subsequent Events, page F-28

Question no.3- We see that on May 1, 2023, pursuant to a Sale and Purchase Agreement, you sold your Australian subsidiaries to a related party, Ali Kasa, for total consideration of USD 3,346,903. Your disclosure states that while this is a related party transaction, from an accounting basis it will be treated as arm’s length. Please tell us the relationship between the buyer and seller and why the transaction is being accounted for as an arm’s length transaction despite the related party relationship. Explain the basis for your accounting treatment and the accounting literature you relied on for this treatment.

Answer from Rayont Inc:

Prior to this transaction, Ali Kasa directly and indirectly held approximately 41.984% of shares in Rayont Inc and was the sole director of Rayont Holdings Pty Ltd and all its subsidiaries. As a result of the transaction, Ali’s shareholding in Rayont Inc was reduced to 33.163%; Ali remains the sole shareholder and sole director of Rayont Holdings Pty Ltd.

Registrant believes the transaction was on arm’s length because the transaction was reviewed and approved by Registrant’s the audit committee, subject to independent third-party’s valuation and external auditor’s review to ensure the fairness of the transaction.

The basis for the accounting literature is ASC 205-20-50 and the basis for the accounting treatment is ASC 205-20-50.

Rayont Inc.

/s/ Marshini Aliya Moodley
Marshini Aliya Moodley
President (Principal Executive Officer), Chief Executive Officer
May 30, 2023